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05037402

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 28 2005
WASH., D.C. 203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23084

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George Weiss Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Weiss (860) 240-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company, P.C.
(Name – *if individual, state last, first, middle name*)

29 South Main Street P.O. Box 272000 West Hartford, CT 06127-2000
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George A. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George Weiss Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CARMEN C. DEL MONACO
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE WEISS ASSOCIATES, INC.

DECEMBER 31, 2004

GEORGE WEISS ASSOCIATES, INC.

CONTENTS

Report of Independent Accountants	1
Consolidated Statements of Financial Condition - December 31, 2004 and 2003	2
Notes to Consolidated Financial Statements	3-8

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000

Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

We have audited the accompanying consolidated statements of financial condition of George Weiss Associates, Inc., as of December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George Weiss Associates, Inc., as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 17, 2005

GEORGE WEISS ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 448,111	$ 376,676
Certificate of deposit	80,000	80,000
Receivable from brokers	20,789,047	10,961,129
Due from related entity	-	3,191
Investment in related entity	16,608,646	16,856,245
Prepaid expenses	354,381	257,392
Membership in exchange	21,000	13,500
Property and equipment, net	4,519,516	4,118,558
Other assets	199,029	283,179
Deferred income taxes	5,832,851	4,106,033
Total Assets	$ 48,852,581	$ 37,055,903
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Deferred income taxes	$ 7,743,998	$ 5,790,736
Due to related entity	2,852,030	1,316,742
Accrued expenses and other liabilities	17,461,205	8,756,794
Total liabilities	28,057,233	15,864,272
Stockholder's Equity		
Common stock ($1 par value) 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	5,000	5,000
Retained earnings	20,789,348	21,185,631
Total stockholder's equity	20,795,348	21,191,631
Total Liabilities and Stockholder's Equity	$ 48,852,581	$ 37,055,903

The accompanying notes are an integral part of the consolidated financial statements

Note 1 - **Summary of Significant Accounting Policies:**

Organization - The consolidated financial statements include the accounts of George Weiss Associates, Inc., and its subsidiary. All significant intercompany transactions have been eliminated.

Nature of Operations - The Company is engaged in a single line of business as a securities broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities.

Investment services are performed for related entities and third parties. These investment services consist of buying and selling stock, securities, options and similar financial products.

The Company provides financial research analysis and information services dealing with industry conditions or developments in money and capital markets to its related entities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less. The Company invests in money market accounts that are considered to be cash equivalents. At December 31, 2004 and 2003, the balance in the money market account was $411,472 and $341,862, respectively.

Investment in Related Entity - The investment in Weiss Family Interests LLC is accounted for using the equity method.

Membership in Exchange - Membership in exchange was carried at $21,000 (cost of $49,003) at December 31, 2004 and $13,500 at December 31, 2003, which represents the market value of the membership.

Property and Equipment - Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which are 5 to 10 years for furniture and fixtures and vehicles and equipment, 3 years for software and up to 11 years for leasehold improvements.

Balances of major classes of assets and accumulated depreciation and amortization for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003
Furniture and fixtures	$ 5,581,551	$ 4,797,183
Vehicles and equipment	123,610	120,797
Software	324,114	352,461
Leasehold improvements	2,537,274	2,430,711
	8,566,549	7,701,152
Less accumulated depreciation and amortization	4,047,033	3,582,594
Net Property and Equipment	$ 4,519,516	$ 4,118,558

Depreciation and amortization expense was $1,075,920 for 2004 and $1,086,152 for 2003.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes. The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. These differences relate primarily to different depreciation methods being used for financial reporting and income tax purposes and the recognition of unrealized appreciation of investments and the benefit of net operating loss and tax credit carryovers.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Reclassifications - Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

Note 2 - **Profit-Sharing Plan:**

The Company sponsors a profit-sharing plan covering substantially all of its employees. Employer contributions are discretionary. Profit-sharing cost totaled $1,796,503 and $1,379,963 in 2004 and 2003, respectively.

Note 3 - **Net Capital:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternate method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2004, the Company had net capital of $846,860, which was $596,860 in excess of required net capital.

Note 4 - **Income Taxes:**

The Company's deferred tax assets and liabilities consisted of the following:

	2004	2003
Deferred tax assets:		
Gross:		
Federal	$ 3,417,089	$ 1,850,358
State	2,485,655	2,451,621
	5,902,744	4,301,979
Valuation allowance:		
Federal	20,349	-
State	49,544	195,946
	69,893	195,946
Net deferred tax assets:		
Federal	3,396,740	1,850,358
State	2,436,111	2,255,675
Total Deferred Tax Assets	$ 5,832,851	$ 4,106,033
Deferred tax liabilities:		
Federal	$ 5,099,894	$ 3,693,938
State	2,644,104	2,096,798
Total Deferred Tax Liabilities	$ 7,743,998	$ 5,790,736

The components of income tax expense (benefit) were as follows:

	2004	2003
Current:		
Federal	$ -	$ (13,599)
State	(3,493)	27,345
Total current income tax expense (benefit)	(3,493)	13,746
Deferred:		
Federal:		
Deferred tax expense (benefit)	(36,310)	579,184
Adjustment for enacted changes in tax laws, rates or circumstances	(104,116)	(126,301)
	(140,426)	452,883
State:		
Deferred tax expense	23,020	278,511
Adjustment for enacted changes in tax laws, rates or circumstances	343,850	253,973
	366,870	532,484
Total deferred income tax expense	226,444	985,367
Total Income Tax Expense	$ 222,951	$ 999,113

The Company has approximately $11,450,000 and $14,235,000 of federal and various state net operating loss carryforwards, respectively, expiring between 2020 and 2024. In addition, the Company has $66,230 in charitable contribution carryovers.

The Company also has $291,449 of federal income tax credits which do not expire and $226,051 of various state income tax credits which expire between 2005 and 2009.

Note 5 - **Commitments and Contingent Liabilities:**

The Company leases various office suites with lease periods ending through 2011. The various leases contain provisions for periodic escalations. The remaining annual noncancelable rentals are as follows:

2005	$ 2,424,877
2006	2,415,512
2007	2,289,380
2008	2,012,825
2009 and thereafter	4,178,790

The Company is obligated to pay an additional amount to cover operating costs. Rent expense was $2,830,955 in 2004 and $2,769,104 in 2003, including operating costs. As a condition of two of the leases, letters of credit are in place in favor of the lessors totaling $1,225,600. Also, the Company was required to give a security deposit of $32,000 which is included in prepaid expenses at December 31, 2004 and 2003.

The Company subleases an office suite located at 660 Madison Avenue, New York, New York. Net rental income was $422,465 and $389,133 for the years ended December 31, 2004 and 2003, respectively. These amounts include additional sublease profits paid back to the landlord. The remaining annual noncancelable rental income is as follows:

2005	$ 459,566
2006	268,080

Included in other assets are deferred leasing costs of $160,448 at December 31, 2004 and 2003, on leases and subleases. These costs are being amortized over the lease terms on a straight-line basis. Amortization expense totaled $32,090 and $29,018 for the years ended December 31, 2004 and 2003, respectively. Accumulated amortization was $100,039 and $67,950 at December 31, 2004 and 2003, respectively.

The Company has a contingent liability of approximately $633,000 for bonuses payable to investment professionals through the Company's bonus plan. This amount is subject to future conditions which must be satisfied for the participant to earn the contingent amount. Such conditions include various performance goals in future years. Subsequent to year end and through the date of this report, performance goals were met by one of the participants. Approximately $200,000 will be paid during 2005 as a result.

The Company is currently under audit by the Internal Revenue Service (IRS). The outcome of this audit is currently unknown as a final conclusion has not yet been reached by the IRS. Management believes that the results of this audit will not have a significant impact on the Company's financial position or results of operations.

Note 6 - **Related Party Transactions:**

The Company received commissions of $1,166,604 and $2,202,997 in 2004 and 2003, respectively, from various partnerships in which George A. Weiss, the sole stockholder of the Company, is a general partner.

The Company is an investor in Weiss Family Interests LLC (WFI), in which George A. Weiss, the sole stockholder of George Weiss Associates, Inc., has controlling interest.

The Company has entered into investment service agreements with related parties. The fees for these services, which are included in fee income, are based upon a formula of actual expenses incurred. Investment fees charged during 2004 and 2003 are as follows:

	2004	2003
George Weiss & Company LLC	$ -	$ 7,052,341
GWA, LLC	37,469,712	16,495,845
OGI Associates, LLC	-	3,429
Quaker Partners, LLC	979,278	437,984

At December 31, 2003, $2,903 was due from George Weiss & Company LLC and $288 was due from OGI LLC.

At December 31, 2004 and 2003, respectively, $2,852,030 and $1,316,742 was due to GWA LLC.

Note 7 - **Investment in Related Entity:**

The Company owned a 12% and 15% interest in Weiss Family Interests LLC at December 31, 2004 and 2003, respectively.

A condensed summary of the assets and liabilities of WFI and the results of its operations as of and for the years ended December 31, 2004 and 2003, follows:

	2004	2003
Total Assets	$ 133,658,169	$ 113,220,764
Accounts payable	$ 374	$ -
Members' equity	133,657,795	113,220,764
Total Liabilities and Members' Equity	$ 133,658,169	$ 113,220,764

		2004		2003
Investment gain	$	31,599,195	$	10,213,500
Other expense		11,870		9,893
Net Income	$	31,587,325	$	10,203,607

The Company is a priority member in WFI. To the extent WFI has net income for the year, the Company will receive a cumulative priority return equal to 9.34% per annum of their unreturned capital. The Company will receive an additional 5% of the net income up to 5% of their unreturned capital after certain allocations to nonpriority members.

Income allocated from WFI was $2,452,401 and $4,897,916, for the years ended December 31, 2004 and 2003, respectively.